**Dreyfus Worldwide Dollar Money Market Fund, Inc.**
**STATEMENT OF INVESTMENTS**
**July 31, 2004 (Unaudited)**

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit - 41.1%** | | |
| American Express Centurion Bank | | |
| 1.31%, 8/4/2004 | 40,000,000 | 40,000,000 |
| Banco Bilbao Vizcaya Argentaria (Yankee) | | |
| 1.30%, 8/10/2004 | 40,000,000 | 40,000,000 |
| Barclays Bank PLC (London) | | |
| 1.10%, 8/9/2004 | 40,000,000 | 40,000,000 |
| Credit Lyonnais N.A. (Yankee) | | |
| 1.31%, 10/14/2004 | 40,000,000 a | 39,998,982 |
| HSBC Bank USA | | |
| 1.17% - 1.56%, 8/13/2004 - 4/22/2005 | 35,000,000 | 35,000,000 |
| Natexis Banques Populares (Yankee) | | |
| 1.42%, 9/15/2004 | 25,000,000 | 25,000,000 |
| Royal Bank of Scotland PLC (London) | | |
| 1.10%, 8/9/2004 | 40,000,000 | 40,000,000 |
| Societe Generale (London) | | |
| 1.42%, 9/8/2004 | 25,000,000 | 24,999,727 |
| UniCredito Italiano SpA (London) | | |
| 1.52%, 10/8/2004 | 40,000,000 | 40,000,000 |
| Wells Fargo Bank N.A. | | |
| 1.32%, 8/10/2004 | 40,000,000 | 40,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $364,998,709) | | **364,998,709** |
| | | |
| **Commercial Paper - 30.8%** | | |
| Bank of America Corp. | | |
| 1.15%, 8/11/2004 | 40,000,000 | 39,987,223 |
| Bank of Ireland | | |
| 1.21%, 12/29/2004 | 40,000,000 | 39,800,000 |
| Concord Minutemen Capital Co. LLC | | |
| 1.16%, 8/6/2004 | 35,587,000 b | 35,581,267 |
| Danske Corp. Inc. | | |
| 1.11%, 8/6/2004 | 40,000,000 | 39,993,862 |
| Deutsche Bank Financial Inc. | | |
| 1.32%, 8/2/2004 | 38,000,000 | 37,998,605 |
| General Electric Capital Corp. | | |
| 1.15%, 8/10/2004 | 40,000,000 | 39,988,500 |
| Preferred Receivables Funding Corp. | | |
| 1.30%, 8/2/2004 | 40,000,000 b | 39,998,555 |
| **Total Commercial Paper** | | |
| (cost $273,348,012) | | **273,348,012** |
| | | |
| **Corporate Notes - 2.8%** | | |
| Sigma Finance Inc. | | |
| 1.32%, 1/31/2005 | | |
| (cost $24,998,099) | 25,000,000 a,b | **24,998,099** |

**Promissory Notes - 4.5%**

| | | |
|---|---|---|
| Goldman Sachs Group Inc. | | |
| 1.29%, 10/12/2004 | | |
| (cost $40,000,000) | 40,000,000 c | **40,000,000** |

**U.S. Government Agencies - 10.8%**

| | | |
|---|---|---|
| Federal Home Loan Banks, Discount Notes | | |
| 1.27%, 8/2/2004 | 45,685,000 | 45,683,390 |
| Federal Home Loan Banks, Notes | | |
| 1.32%, 4/29/2005 | 50,000,000 | 50,000,000 |
| **Total U.S. Government Agencies** | | |
| (cost $95,683,390) | | **95,683,390** |

**Time Deposits - 10.0%**

| | | |
|---|---|---|
| Fortis Bank (Grand Cayman) | | |
| 1.33%, 8/2/2004 | 38,000,000 | 38,000,000 |
| Manufacturers & Traders Trust Co. (Grand Cayman) | | |
| 1.32%, 8/2/2004 | 20,000,000 | 20,000,000 |
| State Street Bank & Trust Co. (Grand Cayman) | | |
| 1.25%, 8/2/2004 | 30,868,000 | 30,868,000 |
| **Total Time Deposits** | | |
| (cost $88,868,000) | | **88,868,000** |
| | | |
| **Total Investments (cost $887,896,210)** | **100.0%** | **887,896,210** |
| **Liabilities Less, Cash and Receivables** | **(0.0%)** | **(72,203)** |
| **Net Assets** | **100.0%** | **887,824,007** |

a  Variable interest rate - subject to periodic change.

b  Securities exempt from registration under Rule 144A of the Secutities Act of 1933.  These securities may be resold in transactions exempt from
   registration, normally to qualified institutional buyers.  At July 31, 2004, these securities amounted to  $100,577,922 or 11.3%
   of net assets. These securities have been determined to be liquid by the Fund's Board.

c  This note was acquired for investment, not with the intent to distribute or sell. Security restricted as to
   public resale.  This security was acquired on 4/14/04 at a cost of $40,000,000.  At July 31, 2004, the aggregate
   value of this security was $40,000,000 representing approximately 4.5% of net assets and is valued at amortized cost.